Olivia P. Adler
Attorney at Law
1614 33rd Street N.W.
Washington, D.C. 20007
Phone/Fax: (202) 337-9090
Email: oadler@comcast.net

September 29, 2011

Kimberly Browning Division of Investment Management Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549

Re:	Capstone Church Bond Fund ("Registrant") - File Nos. 811-21662; 333-120044

Dear Ms. Browning:

This EDGAR Correspondence Filing responds to your comments of September 28, 2011 to Registrant’s preliminary proxy statement filed September 16, 2011.  Below are listed your comments and Registrant’s responses.  The responses will be reflected in the definitive proxy statement.

1	Comment: The cover letter for the definitive proxy statement filing (“Filing”) should include standard Tandy representations.
Response – Comment accepted.  The cover letter will provide as follows:

Registrant hereby acknowledges that:
a.      Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filing;
b.      Comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
c.      Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

2.	Comment: Add disclosure regarding Section 15(f) indicating Board conclusion that these requirements will be satisfied.
Response:  Comment accepted.

3.	Comment: Provide clarification in the proxy statement about how moving the repurchase offer date forward will simplify year-end reporting.
Response:  Comment accepted.

4.	Comment: In Proposal 2, regarding election of Trustees, describe how the election will later permit vacancies to be filled without shareholder approval.
Response:  Comment accepted.

5.	Comment: In the introductory proxy voting discussion (4th paragraph of the proxy statement), indicate what happens if proxies are not properly executed.
Response:  Comment accepted.

6.	Comment: In (i)(d) of the same paragraph, clarify which methods of revocation have been authorized by the Board.
Response: Comment accepted.

7.	Comment: Regarding the allocation of proxy costs, please explain why the proposed cost allocation is in the best interests of the Fund and its shareholders.
Response:  Comment accepted.

8.	Comment: Be sure the term “CAMCO” is defined in the proxy statement before use of the acronym.
Response:  Comment accepted.

9.	Comment: In comparing the old and new advisory agreements, use the concept “no material differences” rather than “substantially identical.”
Response:  Comment accepted.

10.	Comment: In comparing CAMCO services under the old and new advisory agreements, use the concept “no material differences” rather than “substantially identical.”
Response:  Comment accepted.

11.
Comment:  In the paragraph following the table under the heading “Payments to CAMCO,” clarify whether there were any further reimbursements due under the expense limitation agreement – even if waived – as of October 1, 2010.

Response:  Comment accepted.

12.	Comment: In the section, “Review of the Proposed Agreement by the Board of Trustees,” replace “substantially identical” with the concept “no material differences.”
Response:  Comment accepted.

Please let me know if you have questions or further comments.  I can be reached at 202-337-9090 (office) or 202-236-6303 (cell).  My email address is oadler@comcast.net.

Sincerely yours,

/s/ Olivia P. Adler
Olivia P. Adler